# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fennec Pharmaceuticals Inc., CIK 0001211583
CUSIP: 31447P100
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: PO Box 13628, 68 TW Alexander Drive, Research Triangle Park, North Carolina (NC), 27709
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-18-045775
Filed by CIK 0001319998

## Reporting persons
- Southpoint Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Southpoint Capital Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Southpoint Capital Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Southpoint GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Southpoint GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John S. Clark II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Fennec Pharmaceuticals Inc.
Address of issuer's principal executive offices: PO Box 13628, 68 TW Alexander Drive, Research Triangle Park, NC 27709

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (the "Reporting Persons") with respect to the Common Shares, no par value (the "Common Shares") of Fennec Pharmaceuticals Inc. (the "Issuer") are:

(i) Southpoint Master Fund, LP
(ii) Southpoint Capital Advisors LP
(iii) Southpoint Capital Advisors LLC
(iv) Southpoint GP, LP
(v) Southpoint GP, LLC
(vi) John S. Clark II
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

1114 Avenue of the Americas, 22nd Floor, New York, NY 10036
Citizenship:
Southpoint Master Fund, LP: Cayman Islands
Southpoint Capital Advisors LP: Delaware
Southpoint Capital Advisors LLC: Delaware
Southpoint GP, LP: Delaware
Southpoint GP, LLC: Delaware
John S. Clark II: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Southpoint Master Fund, LP: /s/ John S. Clark II, By Southpoint GP, LP, its General Partner, by Southpoint GP LLC, its General Partner, by John S. Clark II, Managing Member (08/14/2026)
- Southpoint Capital Advisors LP: /s/ John S. Clark II, By Southpoint Capital Advisors LLC, its General Partner, by John S. Clark II, Managing Member (08/14/2026)
- Southpoint Capital Advisors LLC: /s/ John S. Clark II, John S. Clark II, Managing Member (08/14/2026)
- Southpoint GP, LP: /s/ John S. Clark II, By Southpoint GP, LLC, its General Partner, by John S. Clark II, Managing Member (08/14/2026)
- Southpoint GP, LLC: /s/ John S. Clark II, John S. Clark II, Managing Member (08/14/2026)
- John S. Clark II: /s/ John S. Clark II, John S. Clark II, individually (08/14/2026)